EXHIBIT 99.1

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 —
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by public companies. This safe harbor protects a company from securities law liability in connection with forward-looking statements if the company complies with the requirements of the safe harbor. As a public company, we have relied and will continue to rely on the protection of the safe harbor in connection with our written and oral forward-looking statements.

        When evaluating Neptune Society’s business, you should consider:

•	all of the information in this quarterly report on Form 10-QSB;

•	the risk factors described in the Company’s annual report for the year ended December 31, 2004 filed with the Securities and Exchange Commission; and

•	the risk factors described below.

Risk Factors

We have included information in this quarter report that contains “forward looking statements.” Our actual results may materially differ from those projected in the forward looking statements as a result of risks and uncertainties. Although we believe that the assumptions made and expectations reflected in the forward looking statements are reasonable, we cannot assure you that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be different from the expectations expressed in this report. An investment in our securities is speculative in nature and involves a high degree of risk. You should read this Report carefully and consider the following risk factors.

We have a history of losses and we may experience losses in the future.

        Since our acquisition of the Neptune group of companies, we have had a history of losses. We may incur losses in the future if we are unable to sustain current sales levels. Failure to maintain profitability could have a material adverse effect on our business, results of operations and financial condition.

We have a limited operating history as a stand-alone company in the death care industry.

        Although our predecessors, the Neptune Group of companies, have operated Pre-Need and At-Need cremation businesses, we have operated the Neptune Society only since April 1999. Prior to our acquisition of the Neptune Group of companies, we had no operating business. Accordingly, we have only a limited operating history upon which an evaluation of our business and its prospects may be based. Although we have experienced revenue and net income growth in recent periods, there can be no assurance that our operations will be profitable in the future or that we will be able to successfully implement our operating and growth strategy. Failure to successfully implement our operating and growth strategy could have a material adverse effect on our net revenue and earnings.

We may not be able to execute our business strategy to acquire existing crematory service providers unless we obtain additional financing.

        Our business strategy is to grow through the opening of new offices or start-ups and selective acquisitions of existing cremation service providers and to increase the performance of our existing operations. To date, we have financed acquisitions through a combination of cash, common stock and debt. We may finance future acquisitions through debt, cash from operations, issuing common stock or other securities, or any combination of these. In the event that our common stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock or other securities as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources or incur substantial debt in order to finance future acquisitions. If we do not have sufficient cash resources, our ability to open new offices (start-ups) or make selective acquisitions could be limited unless we are able to obtain additional capital through debt or equity financings. We cannot assure you that we will be able to obtain the financing we will need in the future on terms we deem acceptable, if at all.

We may not be able to execute our business strategy to open new start-up offices or selectively acquire existing crematory service providers unless we are able to effectively target new geographic market areas for start-ups or acquisitions in a competing environment.

        We cannot assure you that our current management, personnel and other corporate infrastructure will be adequate to effectively target acquisitions and then integrate them into our business without substantial costs, delays or other operational or financial problems. In connection with certain acquisitions, we may need certain licenses and approvals. Obtaining such licenses and approvals could delay the closing of an acquisition.

        Even though several major death care companies have reduced their ongoing acquisition activities, we may be competing with several publicly held North American death care companies, including Service Corporation International, Stewart Enterprises, Inc., Alderwoods Group and Carriage Services, Inc. to selectively acquire cremation service providers. Each of these other companies has greater financial and other resources than we have and has, in the past, actively engaged in acquiring death care service providers in a number of markets. Because we are seeking to acquire only cremation service providers, we limit the number of potential acquisition targets available to us and consequently may not be able to execute our business acquisition strategy.

The success of our start-up or selective acquisition plans depends on several factors, including:

•	our ability to identify suitable start-up or selective acquisition opportunities;
•	our ability to obtain a license to open a start-up or operate the target acquisition;
•	the level of competition for a start-up geographic area or selective acquisition target;
•	the start-up cost or purchase price for selective acquisitions;
•	the financial performance of facilities after start-up or acquisition; and
•	our ability to effectively integrate the start-up or acquired facilities' operations.

        If we fail to achieve our start-up or selective acquisition plans or to operate start-up or acquired facilities and integrate them into our operations, such failure could materially and adversely affect our business, financial condition and results of operations.

We may not sustain our profitable business unless we are able to fully integrate our start-ups or selective business acquisitions into our existing infrastructure.

        Assuming that we are successful in completing start-ups or selective acquisitions, we may not be able to effectively integrate them into our business due to the geographic disparity of management personnel and the cost of centralizing operations in our California head office. Part of our start-up and acquisition strategy will be to recruit and retain key employees at new start-ups or locations acquired and our failure to do so may result in a decline in the performance of the continuing operations at those newly opened or acquired locations. We may also experience increased costs related to the hiring and training of new personnel, which may adversely affect our ability to operate our newly opened start-ups or acquired locations on a cost-effective basis.

A decline in death rates may impair our ability to maintain profitability in the future.

        As we continue to see improvements in technology related to health care that may prolong life expectancy, we may experience a decline in expected death rates. Such a decline, coupled with our current business strategy to expand through acquisitions and increased performance of our existing operations, may result in a decrease in the demand for our cremation services and adversely affect our ability to become profitable. A decline in demand and revenues together with increased costs resulting from our acquisitions may result in losses and we may not be able to remain profitable.

A decline in the choice of cremation rather than burial services may impair our ability to maintain profitability in the future.

        Our business strategy is premised on the current trend in the death care industry where consumers are selecting cremation services over the more traditional burial services. We may be unable to achieve the growth in our revenues necessary to operate profitably as we expand our operations and increase our marketing and sales efforts. Our acquisition strategy is expected to increase our costs of operations and a decline in the number of cremation services may result in a decrease in our revenues, which may result in losses and decrease the likelihood we will maintain profitability.

Our ability to execute our business plan is predicated on our ability to retain key personnel with experience in the death care industry.

        We depend to a large extent upon the abilities and continued efforts of Jerry Norman, our President and Chief Executive Officer, and Dan Solberg, our Chief Financial Officer, to provide overall direction and decision making in developing and implementing our business strategy and identifying and opening new start-ups and selectively acquiring existing cremation service providers. We may incur additional costs and delays in our expected growth should we lose these key personnel. In addition, our success is also determined by offering quality Pre-Need and At-Need cremation services, which are supervised by our senior management team. The loss of the services of the key members of our senior management could have a material adverse effect on our continued ability to compete in the death care industry through delivery of quality services to consumers.

New legislative restrictions impacting telemarketing activities may reduce the number of sales leads.

        Currently we have an appointment (PDS) center in Arizona that schedules more than 1,000 appointments per month for our sales force. This represents approximately 17% of the monthly leads currently obtained by us; specifically, the remainder are generated from direct mail, web site and advertising. On March 11, 2003, President Bush signed into law a national “Do Not Call” list. A number of states have implemented similar initiatives. The popular response to the initiatives has made it a more difficult environment in which to operate, and to maintain our flow of quality leads from our PDS activities. Unless we can develop other cost effective sources of leads, or improve our rate of success on a reduced number of leads such that our overall sales are not affected, the restrictions on telemarketing could indirectly have a material adverse effect on our results of operations.

In the event that we are not able to comply with the substantial regulations under which we operate, we may be subject to business operation closures, fines and penalties.

        The death care industry is subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning prepaid services (trust funds and insurance), pre-need sales of cremation products and services, and various other aspects of our business. The impact of such regulations varies depending on the location of our offices and facilities and failure to comply with such regulations may result in business closures, fines and penalties, all of which may affect the profitability of our business.

        From time to time, states and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry and in particular our ability to be profitable. For example, some states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for Pre-Need sales of products and services, prohibit door-to-door or telephone solicitation of potential customers, increase trust requirements and prohibit the common ownership of funeral homes and crematoriums in the same market. If adopted in the states in which we operate, these and other possible proposals could have a material adverse effect on our profitability.

We have substantial debt obligations that may affect our future profitability

        We had $9.4 million in outstanding debt at an average cost of $13 % per annum at March 31, 2005. Of our total debt at March 31, 2005, approximately $120,000 becomes due in the upcoming 12 months, $240,000 becomes due in the next 13 to 36 months, $3.0 million becomes due in the year 2010 and $6.0 million becomes due in the year 2014. Total interest and finance expenses are estimated to be approximately $1.2 million in 2005.

        Our debt may increase if we acquire additional death care service operations or open new offices. In the future, we may also issue additional notes or convertible debentures. There can be no assurance that we will generate sufficient cash flow or obtain sufficient financing to satisfy these obligations. If we are unable to satisfy these obligations as they become due, there can be no assurance that we will be able to obtain extensions on the maturity dates of the notes or of the convertible debenture.

We granted a security interest in our assets to secure our obligations under a $6,000,000 11% convertible debenture due June 18, 2014, and a $3,000,000 13.5% secured note, due February 2, 2010, each of which could be immediately payable upon an event of default, including failing to make payments when due; failing to comply with certain covenants; an insolvency, bankruptcy, receivership or similar event; a entry of a judgment in excess of $500,000 in any one instance or in the aggregate during any consecutive 12-month period or has any attachment or levy made to or against any of its property or asset; a default with respect to any evidence of indebtedness or liability for borrowed money in excess of $250,000; a tax lien in excess of $250,000 and other events. If we default on either the 11% convertible debenture due June 18, 2014, and a $3,000,000 secured note, due February 2, 2010, the lender may foreclose on our assets.

Cancellations of existing Pre-Need contracts may have a material adverse effect on our future profitability.

        We anticipate that a significant portion of our future revenues will be derived when we perform services under our Pre-Need contracts. We are required to place a percentage of the funds we receive from the sale of our Pre-Need programs in trust until we perform the cremation service. On fulfillment we earn revenue to the extent we receive funds from the maturity of the trust arrangement. Currently, we manage approximately $53 million in trust funds for the benefit of our members. Although each state has different regulatory requirements regarding the trust funds, all of the states in which we conduct business require us to refund all or a portion of trust monies to our members that cancel their Pre-Need contracts. See “Government Regulation.” Historically, our cancellation rate is approximately 2/10 of 1% on an annual basis. Any substantial increase in cancellations may have a material adverse effect on our future revenues and results of operations.

One shareholder has acquired a controlling interest in our common stock and can control the outcome of stockholder voting.

        On February 17, 2005, BG Capital Group Ltd., a Bahamian corporation, Brooklyn Holdings LLC, a Nevis limited liability company, and Robert Genovese (collectively, the “BG Capital Group”) filed an amended Schedule 13G with the Securities and Exchange Commission reporting that it beneficially owned 5,360,589 shares of our common stock or approximately 82.14% of our issued and outstanding voting stock based on the number of shares of Common Stock (6,525,820 shares) we reported as outstanding on November 12, 2004 in our Quarterly Report on Form 10-QSB for the period ended September 30, 2004 less 538,817 shares of our common stock that were repurchased and cancelled in connection with a Separation and Release Agreement dated February 2, 2005. According to information disclosed in the amended Schedule 13G submitted by the BG Capital Group, the BG Capital Group is considering whether to make a proposal to acquire substantially all of our assets. The BG Capital Group further disclosed that the terms of such proposal have not been determined and are dependent on various factors, including income taxes, which have not yet been fully analyzed, and that it currently does not intend to cause us to be liquidated following such transaction, if such transaction is consummated.

        On April 26, 2005, the BG Capital Group filed a Schedule 13e-3 with the Securities and Exchange Commission reporting information in connection with (a) open market or privately negotiated purchases of shares of common stock of Neptune Society by the BG Capital Group, (b) the contribution by the BG Capital Group of all shares of Neptune’s common stock to a newly formed holding company (“Holdco”), (c) the contribution by Holdco contemplated of all shares of Neptune’s common stock to a newly formed Florida corporation (“Newco”), and (d) the contemplated short-form merger (the “Merger”) of Neptune Society with and into Newco, with Newco as the survivor corporation pursuant to a Plan of Merger to be adopted by the Board of Directors of Holdco, whereby each shareholder (other than Holdco, the sole shareholder of Newco, which is seeking to acquire Neptune Society) would receive cash in exchange for each share of Neptune Society common stock owned at the time of the Merger. The BG Capital Group reported that it held in the aggregate approximately 88.18% of Neptune Society’s outstanding common stock and intend to acquire additional shares in order to achieve ownership of at least 90% of such stock, which would allow the BG Capital Group to cause the Merger of Neptune Society into Newco without any vote or meeting of Neptune Society’s shareholders. In order to acquire such additional stock, the BG Capital Group intend to purchase shares of Neptune Society’s common stock in the open market or in privately negotiated transactions at prices to be determined but which may exceed the price ultimately determined by the BG Capital Group to be the amount paid in the Merger. The BG Capital Group reported that they are currently in negotiations with certain shareholders.

        This concentration of control could be disadvantageous to our other stockholders with interests different from those of the BG Capital Group. As long as the BG Capital Group has a controlling interest, they will be able to elect our entire board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, the BG Capital Group will be in a position to continue to control all fundamental matters affecting Neptune Society, including any merger involving, sale of substantially all of the assets of, change in control of, or going private transaction involving, Neptune Society.

The BG Capital Group’s ability to control Neptune Society may result in our common stock trading at a price lower than the price at which it would trade if this group did not have a controlling interest in us. This control may deter or prevent a third party from acquiring us which could adversely affect the market price of our common stock.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

        Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in “a penny stock.” A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share and stock quoted on the NASD OTCBB. Purchases and sales of our shares are generally facilitated by NASD broker-dealers who act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon brokers dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

        Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

        In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

        Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the company’s operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like NYSE or AMEX. Accordingly, you may have difficulty reselling any of the shares you purchase from the selling stockholders.

Our ability to be profitable is premised on our ability to compete effectively in a highly competitive industry.

        The death care service industry is intensely competitive and rapidly evolving with the consolidation efforts of our competitors. Unless we can be competitive, we will lose revenue to our competitors and will not be able to be profitable. Our competitors are small independent death care service providers and large publicly traded companies. These competitors also offer cremation services that compete directly with our services and products. We also compete on a local basis to provide services in communities with service providers that have established reputations and long histories of operations.